SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Equity Finance Prices International Offering of Additional Exchangeable Notes

São Paulo, July 17, 2019 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“GLAI”), Brazil’s #1 airline, hereby announces to the market, in compliance with Article 156, paragraph 4, of Law No. 6.404/76 and CVM Rule No. 358, of January 3, 2002, that GOL Equity Finance, an orphan special purpose vehicle organized under the laws of the Grand Duchy of Luxembourg (the “Issuer”), has priced an offering of US$80,000,000 in aggregate principal amount of 3.75% Exchangeable Senior Notes due 2024 (the “additional notes”), as a further issuance of and to be consolidated and form a single fungible series with the Issuer’s US$345,000,000 in aggregate principal amount of 3.75% Exchangeable Senior Notes due 2024 initially issued on March 26, 2019 and April 17, 2019, respectively (the “initial notes” and, together with the additional notes, the “notes”). The additional notes, guaranteed by GLAI and GOL Linhas Aéreas S.A., are being offered pursuant to exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”), in minimum denominations of US$100,000 and integral multiples of US$1,000 in excess thereof.

Holders may exchange notes into American Depositary Shares (“ADSs”) (each representing two preferred shares of GLAI) at their option under certain circumstances. The Issuer may settle exchanges of notes in cash, ADSs or a combination of cash and ADSs, at its option.

The reopening was priced at a yield of -0.23%.  The additional notes will bear interest at a rate of 3.75% per year, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2020. Purchasers of the additional notes will be required to pay accrued interest from and including July 15, 2019 up to but excluding the date the additional notes are delivered.

In connection with the pricing of the additional notes, the Issuer expects to enter into certain privately negotiated capped call transactions with certain of the initial purchasers of the additional notes and/or other financial institutions (the “Counterparties”), which are expected generally to reduce the potential dilution to GLAI’s preferred shares and the ADSs upon any exchange of notes and/or offset any cash payments the Issuer is required to make in excess of the principal amount of exchanged notes, as the case may be, with such reduction or offset, subject to a cap based on the cap price.

At the closing of the additional notes offering, GLAI will approve the issuance of warrants as part of a preemptive rights offering to existing shareholders (but not holders of ADSs or holders of preferred shares of GLAI that are U.S. persons) in accordance with Brazilian law.

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GOL Equity Finance Prices International Offering of Additional Exchangeable Notes

The Issuer will use the proceeds from this additional notes offering to purchase certain warrants of GLAI and to pay the cost of the capped call transactions, described above, and will lend the remainder of the funds to GLAI and its affiliates for general corporate purposes.

The additional notes have not been and will not be registered under the Securities Act, and they will only be offered or sold (1) in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act that are not affiliates of GLAI and that are also qualified purchasers (as defined in Section 2(a)(51) of the U.S. Investment Company Act of 1940) and (2) outside the United States to certain non-U.S. persons that are not affiliates of GLAI in offshore transactions in accordance with Regulation S under the Securities Act. The ADSs deliverable upon exchange of the notes have not been registered under the Securities Act and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The resale of any ADSs deliverable upon exchange of the notes is expected to be registered on a shelf registration statement that will be filed with the U.S. Securities and Exchange Commission on or prior to the 120th day after March 26, 2019.

In connection with establishing their initial hedge of the capped call transactions, the Counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to the ADSs and/or purchase ADSs concurrently with, or shortly after, the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the notes concurrently with, or shortly after, the pricing of the notes. In addition, the Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the ADSs and/or purchasing or selling ADSs in secondary market transactions following the pricing of the notes and prior to the maturity of the notes. This activity could affect the market price of the ADSs or the notes, which could affect noteholders’ ability to exchange the notes and, to the extent the activity occurs during an observation period related to an exchange of notes, it could affect the amount and value of the consideration that noteholders will receive upon exchange of such notes.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 33 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to 77 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 15 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

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GOL Equity Finance Prices International Offering of Additional Exchangeable Notes

Disclaimer

This release contains forward-looking statements relating to business prospects, estimates of operating and financial results and growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by independent auditors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.